SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 Schedule 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 3)
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                        MCNEIL REAL ESTATE FUND XX, L.P.
                            (Name of Subject Company)

                              BOND PURCHASE, L.L.C.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

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                              Bond Purchase, L.L.C.
                              1100 Main, Suite 2100
                              Kansas City, MO 64105

                                    Copy to:
                                Scott M. Herpich
                               Lathrop & Gage L.C.
                          2345 Grand Blvd., Suite 2800
                              Kansas City, MO 64108
                                 (816) 292-2000

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee
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             Transaction                                 Amount of
              Valuation*                                 Filing Fee
              $5,225,770                                   $1,047
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   *For purposes of  calculating  the filing fee only.  This amount  assumes the purchase of 47,507 units of limited partnership interest ("Units") of the subject company for $100 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:    $1,047            Filing party: Bond Purchase, L.L.C.
Form or registration no.:  Schedule 14D-1    Date filed:   January 13, 2000
                           Schedule 14D-1/A                January 28, 2000

                         (Continued on following pages)
                               (Page 1 of 5 pages)


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                 14D-1                            Page 2 of 5 Pages
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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Bond Purchase, L.L.C.

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2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                (a)  [  ]
                                                (b)  [  ]
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3.       SEC Use Only


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4.       Sources of Funds (See Instructions)

         WC

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5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(e) or 2(f)              [  ]

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6.       Citizenship or Place of Organization

         Missouri

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,004.68 Units of Limited Partnership Interest

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8.      Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                    [  ]
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9.       Percent of Class Represented by Amount in Row (7)

          4.0%

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10.      Type of Reporting Person (See Instructions)

          PN

                        AMENDMENT NO. 3 TO SCHEDULE 14D-1

   This Amendment No. 3 amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on January 13, 2000 by Bond Purchase, L.L.C., a Missouri limited liability company (the "Purchaser"), relating to the tender offer by the Purchaser to purchase all of the issued and outstanding units of limited partnership interest ("Units") of McNeil Real Estate Fund XX, L.P., a California limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 10. Additional Information.

   On February 3, 2000, Purchaser terminated and withdrew the Offer. Purchaser will be promptly returning all tendered Units to the tendering limited partners. The full text of a press release, dated February 3, 2000, issued by Purchaser with respect to the termination and withdrawal of the Offer is filed herewith as Exhibit (a)(6) and is incorporated by reference.

ITEM 11. Material to be filed as Exhibits.

   99.(a)(6) Press Release, dated February 3, 2000, issued by Purchaser.

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                                   SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2000

                                                     BOND PURCHASE, L.L.C.


                                                     By: /s/  David L. Johnson
                                                     Name:    David L. Johnson
                                                     Title:   Member

                                  EXHIBIT INDEX


EXHIBIT
NO.               TITLE

99.(a)(6)         Text of Press  Release  issued  by Bond  Purchase,  L.L.C.  on
                  February 3, 2000.

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